APOTHEKA

Making Electronic Medical Records More Secure And Available At Your Finger Tips!



apotheka.co Los Angeles CA

Technology | Infrastructure | Software | Blockchains | Artificial Intelligence

Highlights

1. First solution to integrate Telehealth / Telemedicine onto Blockchain
2. Patent (Notice Of Allowance Approved) six-way patient validation on the Blockchain utilizing AI driven smart workflows
3. Empowering COVID-19 patient data management and remote self assessments on the Blockchain
4. Integrative solution/interoperability (plug and play functionalities)
5. Value bundle solution (Security/Encryption, PHI Validation, Physicians Credentialing, revenue cycle management)
6. Our solution in use at Cedars Sinai TowerENT, Stemcell TherapeuticsLA, Pacific Stemcells, Health Centurion, Metrohealth International etc.
7. Latest technology stack and security - Cloud, AI, IoT, & Blockchain

Our Team



Dennis Maliani CEO

Dennis Maliani is the Founder of Apotheka Systems. His vast experience in the healthcare space spans 12 plus years at world-class hospitals systems and academic centers including Cedars Sinai, Keck Medicine Of USC, Memorial Care, Amgen among others.

Hospitals are plagued with poor security/encryption that has led to multiple data breaches and; secondly bad patient data leading to duplicate medical records, misdiagnosis, billing errors and medical malpractice. All of which are extremely costly and potential detrimental to positive patient outcomes and care.



Luis Lopez COO



Luis Lopez COO

Luis Lopez has over 20 years of experience in professional consulting. He has been involved as a co-founder in two start-up companies, including Somega Healthcare Systems which was successfully sold.



Victor Pisacane CTO

Formerly a Sr. software architect, IBM Watson Health. Innovative and dynamic professional software developer in emerging technologies, architect and team leader with 25 years of experience designing, developing and delivering software products.



Daniel Edelstein CSO

Daniel Edelstein has worked on the payer side of healthcare with organizations that provide health insurance to the underprivileged communities of Los Angeles. Serving as the Chief of Enterprise Strategy, he works on identifying viable strategies.



Christian Shelton



A digital marketer whose clients have raised more than $145 million via equity crowdfunding.

Healthcare systems are broken

Hospitals are plagued with poor security and encryption that has led to multiple data breaches.

According to IBM Security, the average cost of a U.S. healthcare data breach is now $15 million, and the FBI claims that COVID-19 cyberattacks spiked 400% during the pandemic.

Furthermore, bad patient data leads to duplicate medical records, misdiagnosis, billing errors and medical malpractice. Beyond the personal distress this causes the affected patients, there are massive financial repercussions as well.

- According to HealthcareITNews, eClinicalWorks was sued for nearly $1 billion due to inaccurate medical records.
- Becker's Hospital CFO Report claims that the average cost of one month's delay in credentialing a primary care physician can amount to more than $30,000 in lost revenue.
- ICG reports that the average revenue loss is $2.5 million per month due to a lack of interoperability and data integrity.


Forbes
FBI Says Foreign States Hacked Into U.S. COVID-19 Research Centers: Report
Four hundred hospitals run by Universal Health Services are left offline by ransomware cyberattack forcing ambulances to be redirected, surgeries to be sent to other hospitals and staff to resort to pen and paper
LabCorp data breach exposes information of 7.7 million consumers
Error Rate Drops, but Medicare Still Lost $31.6 Billion to Preventable Billing Errors in FY2018
NEW YORK POST
Horrifying mix-up sees wrong man taken off life support at Chicago hospital
COUNCIL FOR MEDICARE INTEGRITY
Hospital says donated kidney was transplanted into wrong patient in NJ

We need a more secure SaaS digital health solution. That's why we founded Apotheka.

A more secure Saas digital health solution

Apotheka integrates with Electronic Medical Records Systems or clinical systems and transforms them into secure Blockchain ecosystems to facilitate security, data integrity and interoperability, a turn-key blockchain module.

Our patented proprietary technology uses ironclad security, scalable distribution design of Blockchain, and AI technologies to solve "IT friction" points in healthcare leveraging patented six-way patient validation.

We started our platform development two and half years ago and successfully boot strapped the process to bring our Apotheka solution to market.


Apothēka Blockchain & Use Cases In Healthcare
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First, we had to build an Electronic Medical Records Platform

To understand fully the value stream of a hospital or clinical operations we built a simulated Electronic Medical records platform. Thereafter we integrated Blockchain in key areas of Patient scheduling/Registration, Point of care and Revenue cycle (payment flow to include insurance companies).


4652528
Apotheka EMR Sandbox
*Sample Patient chart
Medical Record No 4652528


Demographics
Contact

Wow! It worked!

In November 2018 we officially launched our phase 1 platform to the healthcare and technology community in Los Angeles.


Apothéka
Register Your Retina
Retina Scan Added to patients PHI Profile on the Blockchain



Our traction

Since launching phase 1, we've provided our solutions to a number of clients and have signed multiple MOUs. We've also developed a healthy pipeline of prospective clients.


MOU
Pipeline
Clients

The Market


USA - TAM: $31B (Main Focus)
CANADA
FOCUS
1,400 Hospitals
CHINA
FOCUS
Beijing - 33,000 Hospitals
UAE
FOCUS
Abu Dubai
Dubai - 104 Hospitals
SAUDI ARABIA
FOCUS
Riyadh - 542 Hospitals
EAST AFRICA
FOCUS
Uganda - 155 Hospitals
Kenya - 5,000 Hospitals

Our Business Model


Pricing (Sample Mid Size Hospital)
Subscription $125K / Year Average Licensing
$250K / Year Average Support + Services Fees
Target Healthcare Clients
Small And Medium Sized
Mid-market
Enterprise
Selling Strategy
No/Low-Touch (Self Service)
Medium-Touch (Inside Sales / Partnerships)
High-Touch (Enterprise Sales)
Personal Relationships (CEO relationships 13 years)
Population Served
High-risk Patients
Outpatient Care And/or General Population


Low-Income And/or Homeless Individuals
Chronically Ill And Disabled

Forward-looking projections cannot be guaranteed.

Our Patent

We have a patent for six way patient validation touchpoints: Hospital, Clinics or Health Insurance as outlined below.


PATIENT INTAKE
1. Patient Identification / Consent Management
2. Security / Encryption
3. Interoperability - APIs / Data Integration
PROVIDER FACING
1. Patient Identification / Consent Management
2. Security / Encryption
3. Interoperability - APIs / Data Integration
4. Physician Credentialing
ANCILLARY (LABS)
1. Patient Identification / Consent Management
2. Security / Encryption
3. Interoperability - APIs / Data Integration
4. Physician Credentialing
REVENUE CYCLE/CLAIMS
1. Patient Identification / Consent Management
2. Security / Encryption
3. Claims Adjudication / Revenue Cycle
4. Interoperability - APIs / Data Integration
PAYOR/CLAIMS
1. Patient Identification / Consent Management
2. Security / Encryption
3. Claims Adjudication / Revenue Cycle
4. Interoperability - APIs / Data Integration
5. Physician Credentialing
Fingerprints Scanning
Iris Scanning
DNA Scanning
Blockchain Touchpoints (Decentralized, Security, Traceability, Privacy, Transparency)

Use Case: Hospitals & Insurance / Healthcare


Patient Identification
PATENTED: Patient Validation (Six Way on Blockchain)
PHI + Biometric + DNA critical areas
Interoperability - APIs / Data Integration
Data Access and Sharing, Cross Platform Integration, Decentralized Medical Records
Claims Adjudication / Revenue Cycle
Claims Adjudication - Over and Under Billing Prevention
Physician Credentialing
Physician Credentials Validation
COVID-19 Data Management
Identification
Contact Tracing
Care Coordination
Security / Encryption
HIPAA compliant
(Cybersecurity governance) – Hacker hindrance, Audit trail and Transparency, Cryptographic Hash Technology

Use Case: Blood Supply Chain In COVID-19 Era


Patient ID, Contact Tracing, Consent Management & Tracking
Covid-19 Pre-assessments, Testing & Plasma Donations
Security & Encryption (HIPAA compliant)
Interoperability – Open APIs / Data Integration
BLOOD BANK & LABS ON BLOCKCHAIN

Competitive Landscape

While there are a number of companies providing security and encryption services, Apotheka provides a turn-key blockchain module solution.

	Apothēka	Embleema		patientory
COVID-19 Patient Data Management	✓			
Bundled Solution / Multi-use (Plugs Into Multiple Clinical Modules)	✓			
Plug & Play (Easy Integrations)	✓			✓
Security / Encryption	✓	✓	✓	✓
Constellation Enclave (Double Secure Data Black Box)	✓			
Patented Protected IP	✓			

Our next steps

We are now activating our fundraising efforts through Wefunder so that we can start our marketing, client acquisition and finalizing phase 2 Digital Health Passport solution.


Sept 2018
Apothēka Company Formation
Delaware Entity, Headquartered in Los Angeles, CA
PHASE I
Sept 2018
Medical Records Blockchain Patent
Patent Design, Claims Write up & Submission
PHASE I
December 2019 – On going
Investor Roadshows, Activations & Phase II
Marketing/Acquisition Campaign & Clients Activations
Pipeline Phase
athenahealth
PARSONS
HCL
ZENDYHEALTH
PHASE I
Pilots Launch: Data, Security, Smart Contracts, Claims Adjudication
April 2019
Apothēka Blockchain & Smart Contracts
Approved: Logo Artifacts By USPTO
Dec 2019
Apothēka Trademark
PHASE II
Apothēka Digital Health Passport / IP
Patient 360° single point of truth
March 2021

We look forward to all of you joining us in building the next unicorn venture!

Downloads

Apotheka Deck 12.14.21.pdf